MANUALLY SIGNED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 30, 2002

AVENTIS
(Translation of registrant's name into English)

67917 Strasbourg, Cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enclosures:

A press release dated April 30, 2002 announcing first quarter 2002 financial results.

Aventis

Press Release

Your Contacts:

Carsten Tilger
Head of Media Relations
Tel.: + 33 (0)3 8899 1114
Carsten.Tilger@aventis.com

Stephan Albrechtskirchinger
Media Relations
Tel.: + 33 (0)3 8899 1138
Stephan.Albrechtskirchinger@aventis.com

AVENTIS REPORTS FIRST-QUARTER RESULTS FOR 2002

- **Core pharmaceutical business shows strong growth momentum in first quarter:**
  Sales activity up 12.5 % to € 4.352 billion
  Net income increases 42 % to € 430 million (€ 573 million before goodwill amortization)
  EPS rise 40% to € 0.54 (€ 0.72 before goodwill amortization)
  Strategic brands grow 31%; U.S. sales increase 22.1%,
- **Sales and earnings projections for 2002 in line with stated mid-term targets**
  Average annual EPS growth of 25-30% and sales growth of 11-12% expected
- **Aventis and Genta agree partnership for innovative late-stage cancer drug candidate**

Strasbourg, France, April 30, 2002 – **Aventis** today reported unaudited consolidated **group net sales** of € 5.837 billion for the first quarter of 2002 compared with sales of € 5.865 billion in the first quarter of 2001 on a reported basis, i.e. including industrial activities which were divested in the course of 2001. **Group net income** rose to € 424 million during the first quarter of 2002 compared to € 317 million in the first quarter of 2001. First-quarter **earnings per share (EPS)** for the Aventis group increased to € 0.53 compared to € 0.40 in the first quarter of 2001. These consolidated group results include non-core activities such as Aventis CropScience and Aventis Animal Nutrition, which was divested in April, and the therapeutic proteins business Aventis Behring. Consequently, the **core business** now comprises **prescription drugs** and **human vaccines** as well as the 50% equity interest in the animal health joint venture **Merial** and **corporate activities**.

Core pharmaceutical business on growth track: Sales rise 12.5%, net income up 42%

During the first quarter of 2002, **net sales** by the **core pharmaceutical business** rose **12.5%** excluding currency and structural effects (activity growth) to € 4.352 billion. **EBITA** for the core business rose 29% to € 1.012 billion in the first quarter compared to € 785 million in the year-ago period. **Net income** for the core business was up **42%** to € 430 million in the first quarter of 2002 from € 304 million. First-quarter **EPS** for the core business rose 40% to € 0.54 from € 0.39 in the first quarter of 2001. Since Aventis reports under French GAAP, results still include goodwill amortization: **Net income before goodwill amortization** increased 30% to € 573 million during the first quarter compared to € 442 million in the year-ago period. First-quarter **EPS before goodwill amortization** was € 0.72 compared to € 0.56.

Aventis continued to improve its profitability with **gross margin** increasing to **74.3%** for the first quarter of 2002 compared to 72.5% in the same period of 2001. (The deconsolidation of Aventis Behring from the core business had a positive structural effect of 2.3 percentage points on the comparable gross margin basis in the first quarter of 2001 and 2.1 percentage points on a full-year basis). The **EBITA margin** in the core business rose approximately three percentage points to 23.3 % compared to the year-ago period.

EPS growth of 25-30% and sales activity growth of 11-12% expected for 2002

"The first-quarter results reflect the success of our strategy to focus our efforts on prescription drugs and vaccines, activities that we believe can create the most value for Aventis. In line with our stated mid-term growth targets, we expect to generate sales activity growth of 11-12% and increase earnings per share by 25-30% in 2002," said Patrick Langlois, Chief Financial Officer of Aventis. *"With our enhanced financial flexibility, we will continue to strengthen our pharmaceutical business through targeted acquisitions, in-licensing or partnerships such as our recent agreement with Genta. We are pleased about this agreement for a promising late-stage cancer drug candidate as the oncology franchise is one of our major fields of expertise at Aventis,"* Langlois added.

U.S. sales activity increases 22.1 % in first quarter

Sales activity by the core pharmaceutical business in the United States rose **22.1%** to € 1.590 billion during the first quarter of 2002. The United States accounted for **36.5% of total core business sales** during the first quarter of 2002 compared to 32.2% in the year-ago period.

In **Japan**, the world's second-largest pharmaceutical market, core business sales were € 231 million during the first quarter of 2002, an activity increase of 5.8%.

In **France**, sales activity increased 15.3% during the first quarter to € 636 million, partly due to the positive impact resulting from a decision by the French health authorities to stock antibiotics as a precaution to potential acts of bio-terrorism. This one-time effect in France was partly offset in the German market by budgetary constraints and pricing pressures in the healthcare system at the beginning of the year: First-quarter sales in **Germany** were down 2.2% to € 271 million compared to € 277 million the year-ago period. Aventis does not expect this negative trend to continue for the full year.

Strategic brands of Aventis grow 31% in first quarter
New treatment guidelines differentiate and support *Lovenox/Clexane*

The **prescription drugs** business recorded **sales** of € 4.024 billion in the first quarter of 2002, an activity growth of **13.4%**. **Sales** activity of **strategic brands** rose **31%** to € 2.108 billion in the first quarter of 2002. Strategic brands, a group of key prescriptions drugs, accounted for **52.4% of total prescription drug sales** by the end of the first quarter 2002, up from 44.9% in the same period of 2001. This growth was mainly driven by:

- ***Allegra/Telfast*** (fexofenadine) achieved a 22.7% increase in first-quarter sales activity to € 485 million. Sales activity in the United States rose 22.7% to € 382 million. In April 2002, *Allegra* was approved in Japan for the treatment of itching associated with certain dermatological diseases such as eczema, dermatitis, pruritus cutaneus and atopic dermatitis. Japan is the world´s second largest allergy market and allergic skin conditions represent approximately 40% of this market.

- ***Lovenox/Clexane*** (enoxaparin sodium) sales totaled € 411 million for the first quarter of the year, an activity increase of 16.3%. Sales activity in the United States grew 15.1% to € 279 million. *Lovenox/Clexane* is indicated for the treatment and prevention of deep vein thrombosis (DVT) and for the treatment of various types of heart attacks. During the first quarter, positive results of several scientific studies and new treatment guidelines supported *Lovenox/Clexane* and differentiated this drug from other products in the market. One important study showed *Lovenox/Clexane* to be effective in reducing the incidence of thromboembolic complications in abdominal and pelvic cancer patients following surgery. An additional study demonstrated that patients receiving *Lovenox/Clexane* experienced significantly fewer deaths, non-fatal heart attacks, or urgent revascularization one year after treatment than patients who received unfractionated heparin.

- ***Taxotere*** (docetaxel), for the treatment of breast cancer and non-small-cell lung cancer, posted first-quarter sales of € 276 million, up 28.5% from the first quarter of 2001. In the United States, first-quarter sales of *Taxotere* rose 34.1% to € 151 million. *Taxotere* is also indicated for the treatment of gastric, ovarian, and head and neck cancer in Japan. Additional studies are underway to expand its use in various types of cancer.

Aventis

- ***Delix/Tritace*** (ramipril), an ACE inhibitor for the treatment of high blood pressure and congestive heart failure following myocardial infarction, generated first-quarter sales of € 206 million; an activity increase of 31.8% compared to the year-ago period. An analysis of the HOPE (Heart Outcomes Prevention Evaluation) study showed that *Delix/Tritace* was effective in reducing the risk of both fatal and non-fatal stroke among patients at high risk for stroke. In April 2002, *Delix/Tritace* was approved in Germany for use in preventing stroke, heart attack and cardiovascular death in people with diabetes or those at high risk for cardiovascular disease.

- Sales of ***Amaryl*** (glimepiride), an oral treatment for type 2 diabetes, totaled € 130 million in the first quarter of 2002, an activity increase of 21.0% from the same period in 2001. *Amaryl* offers type 2 diabetes patients a once-daily oral therapy with 24-hour glucose control. Aventis is also developing a combination with *Lantus*, and submission for U.S. and EU approval is planned for 2003.

- ***Actonel*** (risedronate sodium), for the treatment and prevention of osteoporosis, is being co-developed and co-marketed by Aventis and Procter & Gamble through the Alliance for Better Bone Health. During the first quarter, *Actonel* generated combined sales for Aventis and Procter & Gamble of € 96 million. In January 2002, the drug was also approved in Japan to treat osteoporosis. In addition, a once-weekly formulation was approved in New Zealand and is currently being reviewed for approval in the United States and the European Union.

- ***Lantus*** (insulin glargine), the new once-daily basal insulin for the treatment of type 1 and type 2 diabetes, was launched in the United States in May 2001 and in Germany in mid 2000. During the first quarter of 2002, total sales of *Lantus* were € 52 million, in the United States sales were € 40 million. *Lantus* is expected to become a significant sales contributor with the potential for annual peak sales of more than € 1 billion. In April 2002, Aventis announced two innovative, large-scale trials designed to provide important additional information about the management and care of diabetes patients with the help of *Lantus*. One study, which will enroll 14,000 type 2 diabetes patients in the U.S., is designed to evaluate the benefits of point-of-care testing of *Hb*A1c, a measure of blood glucose levels over a 12-week period, and the use of a specific insulin dosing plan to make treatment less complex and help patients achieve glycemic control. The second study will enroll 9,000 type 1 and type 2 patients in 55 countries. It is designed to compare the effectiveness and ease of use of *Lantus* in the management of type 1 and type 2 diabetes, and to identify a safe and effective method of initiating *Lantus* to treat patients to target HbA1c levels.

Page: 5

- ***Ketek*** (telithromycin), the first ketolide antibiotic to reach the market, was developed for the treatment of community-acquired upper and lower respiratory tract infections, including those caused by bacteria resistant to some commonly used antibiotics. Launched in Germany in mid-October 2001, *Ketek* gained momentum in the first quarter of 2002 with launches in Italy, Spain and Brazil. In the U.S., Aventis received an approvable letter in June 2001 from the FDA for various indications. Aventis is working closely with the FDA to achieve a final approval for these indications by the end of 2002. A large clinical trial including 24,000 patients has just been completed and the analysis of the data is ongoing. In addition, a study presented at the American Academy of Allergy, Asthma and Immunology showed that *Ketek* achieved high clinical cure and eradication rates in patients with infections caused by drug-resistant streptococcus pneumoniae.

- First-quarter sales for the **vaccines business** increased slightly to € 332 million. This compares with sales of € 318 million in the first quarter of 2001. Although polio vaccine sales grew 24.1% in the first quarter of 2002, this increase could not match last year's high sales growth, which was due largely to a meningitis epidemic in some parts of the U.S., the withdrawal of some competitor products and a tender order of flu vaccines in early 2001. The trend is expected to normalize on a full-year basis. Product sales figures include non-consolidated sales in Europe through a joint venture with Merck & Co.

Aventis and Genta agree partnership for innovative late-stage cancer drug candidate

Aventis and Genta Inc. announced at the end of April that they have entered into an agreement to jointly develop and commercialize Genasense™ (G3139). This drug candidate is currently in multiple Phase 3 clinical trials testing its ability to enhance the effectiveness of chemotherapy in patients with both hematologic cancers and solid tumors. By inhibiting production of a protein, Genasense is the first oncology drug of its kind to directly target the biochemical pathway (known as apoptosis) whereby cancer cells are ultimately killed by chemotherapy. Under the terms of the agreement, Aventis and Genta will jointly develop and co-market Genasense in the United States, and Aventis will have exclusive development and marketing rights to the compound in all countries outside of the U.S.

Beyond this new partnership, Aventis is moving more than 30 projects through clinical development, including the following two projects:

- The compound 4011 (IPL576,092), a collaboration with Inflazyme, showed positive results in an allergen-challenge proof-of-concept phase 2 study. 4011 is the first in a new class of leukocyte suppressing anti-inflammatory drugs (LSAIDs) to orally treat asthma.

- Pralnacasan, an oral small molecule drug licensed for development from Vertex, has demonstrated Proof of Mechanism in a recently completed phase 2 study. Pralnacasan is the first in class of novel interleukine-1ß-converting enzyme (ICE) inhibitors to treat inflammatory diseases. Further indications such as osteoarthritis are under evaluation.

Merial

In the first quarter of 2002, sales by the **animal health business Merial** – a 50-50 joint venture with Merck & Co. accounted for using the equity method – rose 4.0% on an activity basis to € 458 million. Sales by Merial are not consolidated in the Aventis core business sales.

Aventis non-core activities:
Aventis and Bayer agree on potential combination of blood plasma businesses

In February, Aventis and Bayer AG agreed on a non-binding letter of intent on a potential combination of their blood plasma businesses - Aventis Behring and Bayer Biological Products - subject to due diligence, the required approvals and the finalization of a definitive agreement. The combined business would be jointly owned by Aventis and Bayer, while Bayer would have a majority stake. Aventis would have various defined options for the future of its stake in the business.

Consequently, the therapeutic proteins business is reported as a non-core activity such as Aventis CropScience or Aventis Animal Nutrition. In total, non-core activities generated sales of € 1.500 billion during the first quarter compared to € 2.034 billion in the year-ago period. This decrease in sales is mainly attributable to the divestment of industrial activities, namely the industrial gases business Messer Griesheim, in the course of 2001. During the first quarter, the non-core activities contributed EBITA of € 171 million compared to € 308 million in the first quarter 2001.

EU approves sale of Aventis CropScience, divestment of Animal Nutrition completed

During the first months of 2002, Aventis continued to finalize its transformation into a pure pharmaceutical company: At the beginning of April, the sale of Aventis Animal Nutrition to CVC Capital Partners had been completed. In mid-April, the European Commission authorized Bayer AG's acquisition of Aventis CropScience subject to certain conditions to be fulfilled by Bayer. The transaction is awaiting the approval of U.S. Federal Trade Commission (FTC) to be completed.

Page: 7

Aventis (NYSE: AVE) is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative pharmaceutical products. Aventis focuses on prescription drugs for important therapeutic areas such as oncology, cardiology, diabetes and respiratory disorders as well as on human vaccines. In 2001, Aventis generated sales of € 17.7 billion, invested approx. € 3 billion in research and development and employed approx. 75,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than factual or historical information, including but not limited to statements of or relating to Aventis' financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors. Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially. Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of Aventis' products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law. Aventis disclaims any obligation to revise or update any such forward-looking statement. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Provisional timing of upcoming events:

May 14, 2002	Aventis Annual General Meeting
June 18, 2002	Aventis R&D Day in London
June 19, 2002	Aventis R&D Day in New York
Week of July 29, 2002	Report on Q2 results
Week of October 28, 2002	Report on Q3 results

Aventis (1)
All Consolidated Businesses
Consolidated Income Statement 2002

in million €	**Q1 / 2002**	Q1 / 2001
Net sales	**5,837**	**5,865**
Cost of goods sold	(1,903)	(2,111)
Gross margin (as % of sales)	**67.4%**	**64.0%**
SG&A and other operating Inc. / Exp.	(1,943)	(1,935)
Research & Development	(850)	(768)
Restructuring	(16)	(10)
Goodwill amortization	(163)	(165)
Operating profit	962	877
Equity in earnings of affiliated companies	57	50
Interest expenses	(119)	(211)
Miscellaneous non oper. inc. / and exp.	(132)	(67)
Income before tax	**768**	**649**
Tax	(283)	(250)
Minority interests	(33)	(52)
Preferred remuneration	(29)	(31)
Net Income	**424**	**317**
Average number of outstanding shares	*795751408*	*785999714*
EPS in € per share	**0.53**	**0.40**
EPS before goodwill amortization in € per share	**0.74**	**0.61**

(1) unaudited

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses
Selected Financial Data Related to Consolidated Income Statement 2002 (1)

in million €	**Q1 / 2002**	Q1 / 2001	Total Variance %
Net sales	**4,352**	**3,842**	**13.3%**
Activity variance in percentage of Net Sales (2)			**12.5%**
Cost of goods sold	(1,119)	(1,056)	
Gross margin (as % of sales)	**74.3%**	**72.5%**	
SG&A and other operating Inc. / Exp.	(1,538)	(1,428)	8%
Research & Development	(722)	(607)	19%
Restructuring	(1)	(6)	
Operating profit before goodwill amortization	970	746	30%
Equity in earnings of affiliated companies	41	39	6%
EBITA (3)	**1,012**	**785**	**29%**
Goodwill amortization	(143)	(138)	
Interest expenses	(46)	(59)	
Miscellaneous non oper. inc. / and exp.	(79)	(24)	
Income before tax	**743**	**562**	**32%**
Tax	(273)	(217)	
Minority interests	(11)	(11)	
Preferred remuneration	(29)	(31)	
Net Income	**430**	**304**	**42%**
Average number of outstanding shares	*795751408*	*785999714*	
EPS in € per share	**0.54**	**0.39**	**40%**
EPS before goodwill amortization in € per share	**0.72**	**0.56**	**28%**
EBITDA	**1199**	**985**	**22%**

(1) unaudited.
(2) on a comparable basis

Consolidated Sales (1)

Aventis Core Businesses

in million €	**Q1 / 2002**	Q1 / 2001	**Total Variance**	**Activity Variance (2)**	**Conversion Variance (2)**	**Structure Variance**
Prescription drugs	4,024	3,532	13.9%	13.4%	0.5%	
Vaccines	332	318	4.5%	0.9%	3.6%	
Other & Eliminations	(4)	(7)	*NA*	*NA*	*NA*	
Total Core Businesses	**4,352**	**3,842**	**13.3%**	**12.5%**	**0.8%**	

(1) unaudited

(2) on a comparable basis

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses - Sales by Country (1) (2)

in million €	**Q1 / 2002**	Q1 / 2001	**Activity variance (3)**	**Structure variance**
United States	1,590	1,237	22.1%	
France	636	562	15.3%	-1.8%
Germany	271	277	-2.2%	
Japan	231	233	5.8%	-0.9%
Italy	166	152	9.3%	
Mexico	104	91	2.4%	
Brazil	100	104	3.3%	
United Kingdom	98	83	14.4%	
Canada	92	81	11.8%	
Spain	82	78	4.8%	-0.3%
Subtotal	**3,370**	**2,900**	**14.2%**	**-0.4%**
in % of total	77.4%	75.5%		
Other countries	981	942	7.3%	1.3%
Total Net Sales	**4,352**	**3,842**	**12.5%**	

(1) unaudited

(2) Sales reported above include only the Product sales and exclude the Contract Manufacturing and Bulk sales

(3) On a comparable basis

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses Strategic Products : Change in Sales 2002 (1)

in million €	**Q1 / 2002**	Q1 / 2001	**Activity variance (2)**
Thrombosis/Cardiology	**857**	763	11.6%
Lovenox / Clexane	**411**	343	16.3%
Delix / Tritace	**206**	158	31.8%
Oncology	**391**	329	17.9%
Taxotere	**276**	211	28.5%
Campto	**59**	50	20.0%
Respiratory & Allergy	**683**	571	16.6%
Allegra / Telfast	**485**	384	22.7%
Nasacort	**76**	52	41.5%
Arthritis / Osteoporosis	**186**	157	18.2%
Arava	**67**	54	18.8%
Central Nervous System	**385**	339	13.7%
Copaxone (3)	**121**	75	54.9%
Anti-Infectives	**482**	406	21.8%
Targocid	**59**	49	27.2%
Tavanic	**117**	53	130.0%
Ketek	**9**		
Metabolism/ Diabetes	**487**	400	21.0%
Amaryl	**130**	109	21.0%
Insuman	**40**	42	-2.9%
Lantus	**52**	7	*NA*
Total Vaccines			
Pediatric combination vaccines (4)	**117**	99	16.7%
Polio vaccine (4)	**93**	72	24.1%
Influenza vaccines (4)	**41**	58	-29.6%
Traveler's endemic range excluding meningitis (4)	**59**	62	-8.0%
Meningitis vaccines (4)	**16**	25	-38.2%
Adult Boosters (4)	**26**	30	-15.2%

(1) unaudited
(2) On a comparable basis
(3) Alliance with Teva Pharmaceuticals Industries Inc

Prescription Drugs Strategic Products : Change in Sales 2002 (U.S. / Non U.S.) (1)

U.S. in million €	**Q1 / 2002**	Q1 / 2001	**Activity variance (2)**
Lovenox / Clexane	**279**	231	15.1%
Delix / Tritace			
Taxotere	**151**	107	34.1%
Allegra / Telfast	**382**	295	22.7%
Nasacort	**59**	37	52.8%
Arava	**47**	37	18.5%
Copaxone (3)	**98**	66	42.4%
Amaryl	**44**	41	0.7%
Lantus	**40**		*NA*

Non U.S. in million €	**Q1 / 2002**	Q1 / 2001	**Activity variance (2)**
Lovenox / Clexane	**132**	113	18.8%
Delix / Tritace	**206**	158	31.7%
Taxotere	**125**	104	22.8%
Campto	**59**	50	20.0%
Allegra / Telfast	**103**	89	22.4%
Nasacort	**17**	15	14.4%
Arava	**20**	17	19.4%
Copaxone (3)	**23**	9	144.9%
Targocid	**59**	49	27.2%
Tavanic	**117**	53	130.0%
Ketek	**9**		
Amaryl	**87**	68	33.2%
Insuman	**40**	42	-2.9%
Lantus	**12**	7	65.2%

(1) unaudited

(2) On a comparable basis

(3) Alliance with Teva Pharmaceuticals Industries Inc

Aventis Non-Core Businesses
Consolidated Income Statement (1)

in million €	**Q1 / 2002**	Q1 / 2001	%
Net sales	**1,500**	**2,034**	**-26.3%**
Cost of goods sold	(798)	(1,066)	
Gross margin (as % of sales)	**46.8%**	**47.6%**	
SG&A and other	(404)	(507)	-20.2%
Research & Development	(128)	(161)	-20.6%
Restructuring	(15)	(4)	
Operating profit before goodwill amortization	155	296	-47.7%
Equity in earnings of affiliated companies	16	12	
EBITA (2)	**171**	**308**	**-44.5%**

(1) unaudited

(2) = Operating profit before goodwill amortization + equity in earnings of affiliated companies

Percentages are calculated before rounding the data in million euros

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)

Date: ____________________

By: ____________________

Name: Dirk Oldenburg

Title: General Counsel of the Aventis Group